

February 18, 2014

Via E-Mail
Bedi Ajay Singh
Chief Financial Officer
News Corporation
1211 Avenues of the Americas
New York, New York 10036

    Re: **News Corporation**
            Form 10-K for the Year Ended June 30, 2013
            Filed September 20, 2013
            Form 10-Q for the Quarter Ended December 31, 2013
            Filed February 7, 2014
            File No. 001-35769

Dear Mr. Singh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Estimates, page 62

1. In light of the materiality of your property, plant and equipment to your total assets, please consider including a discussion of your impairment analysis for long-lived assets as a part of your Critical Accounting Estimates section. As part of your discussion, please include the following:

- o Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Notes to the Financial Statements

Note 5. Investments, page 92

2. We note from your table of equity earnings of affiliates, that your investment in SKY Network Television Ltd, is included in the line item "Pay television and cable network programing equity affiliates." We also note that your share of the earnings in the equity affiliates included in this line item is greater than 20% of your consolidated income before income taxes for the year ended June 30, 2013. Please tell us how you evaluated your investment in SKY Network Television Ltd., or any other equity method investment included in this line item, under the significance tests outlined in Rule 3-09 of Regulation S-X for the year ended June 30, 2013. If SKY Network Television, or an investment other than Foxtel, is considered significant under this guidance, please revise your Annual Report on Form 10-K to provide the applicable financial statements for the entity as outlined in Rule 3-09 of Regulation S-X. Please note that an equity method investment must be evaluated for significance under Rule 3-09 of Regulation S-X even in the year of disposal. Please advise or revise accordingly.

Note 15. Income Taxes, page 121

3. We note from your reconciliation between the actual effective tax rate and the statutory U.S. federal income tax rate of 35%, that the impact of the CMH transaction reduced the tax rate by 247%. Please revise Note 15 to disclose why this transaction had such a significant effect on the income tax rate.   Also, we note that the effect of foreign operations significantly reduced your effective tax rate for the year ended June 30, 2013. In light of the fact that it appears from Note 10 that a significant amount of your income before income tax for 2013 was attributable to foreign jurisdictions, please identify for us and in Note 15 the countries in which you have generated profits, but which have resulted in a reduction to your effective tax rate. We think this disclosure is important to notify investors if you are generating significant profits in countries that have very low tax rates. Please advise and revise accordingly.

Form 10-Q for the Quarter Ended September 30, 2013

Note 10. Pension and Other Postretirement Benefits, page 20

4. We note your disclosure that during the first quarter of 2014, approximately $37 million of contributions were made by a third party in connection with the sale of a business in a prior period on behalf of former employees who retained certain pension benefits. This resulted in a gain being recognized in "other, net" on the Statement of Operations during the three months ended September 30, 2013. Please tell us why you received this contribution during the first quarter of fiscal 2014 and explain to us why you believe it was appropriate to recognize a gain in the statement of operations during the three months ended September 30, 2013. In this regard, in light of the disclosure on page 36 that this contribution was contractually stipulated in connection with the sale of a business in a prior period, please tell us why this contribution was not accounted for as part of the gain or loss on the sale of the business in a prior period.

Note 11. Income Taxes, page 21

5. We note your disclosure that in the first quarter of fiscal 2014, a foreign tax authority determined it would not appeal a favorable ruling received by the Company in July 2013 and therefore, a portion of the uncertain matter has been resolved in this quarter. We also note your disclosure that you received a refund of taxes plus interest of $555 million in October 2013 and recorded a tax benefit, net of applicable taxes, of $483 million in the statements of operations.   Please explain to us how you accounted for the entire amount of $555 million that was received in October 2013. As part of your response please explain why the amount received of $555 million differs from the $483 million recorded as a tax benefit during the period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief